Exhibit to Accompany
Item 77J (b)
Form N-SAR
The Yacktman Funds, Inc.
(the Fund)


According to the provisions of Statement of Position 93 - 2
(SOP 93 - 2) Determination, Disclosure and Financial
Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies, the
Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, at December 31, 1997 reclassifications in The Yacktman Focused Fund were recorded to undistributed net investment income to reduce capital stock by $21,196.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Funds capital account on a tax basis.